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August 14, 2018

Energy Recovery Announces Appointment of Josh Ballard as Chief Financial Officer

SAN LEANDRO, Calif.—August 14, 2018 — Energy Recovery, Inc. (NASDAQ:ERII), the leader in pressure energy technology for industrial fluid flows, today announced the appointment of Mr. Josh Ballard as Chief Financial Officer, effective August 13, 2018. In this role, Mr. Ballard will oversee Energy Recovery’s finance, IT, and investor relations organizations as the company continues to cultivate its core water business and further develop innovative PX® Pressure Exchanger® technology solutions for new markets.

Mr. Ballard has more than 20 years of experience and most recently held the position of Operating Partner at Orox Capital Management, a Dallas-based private equity firm. During his time there he was responsible for the management of and collaboration with portfolio company teams to implement long-term strategic plans and improve finance and operations. Additionally, he served as the CFO for Southwest Spirit and Wines, an Orox Capital portfolio company, during a critical growth period in the company’s development.

Energy Recovery’s President and CEO Chris Gannon stated, “Josh brings a strong finance and operations background which will support us as we scale our water and oil and gas businesses. He has tremendous experience, both domestically and internationally, working across industries within complex organizations to successfully navigate high growth. I am confident in Josh and his abilities to further enhance our already outstanding organization.”

Mr. Ballard stated, “I am excited to join Energy Recovery during this pivotal time in its growth. I am aligned with the leadership team’s strategic vision for the future and look forward to being a part of this dynamic and fast-paced team as we continue to build on the company’s success.”

Prior to joining Orox Capital Management, Mr. Ballard was the Managing Director of Lanterne Advisors, LLC, where he held multiple CFO roles with venture-backed companies. He also served as Executive Director of Finance and Investor Relations for SigmaBleyzer Investment Group, a private equity fund, with investments across a broad range of industries within the U.S., Southeast Europe, and other former Soviet Union countries. During this time, he not only managed the domestic and international operations of SigmaBleyzer, but also Investor Relations functions for its five funds with nearly $1 billion under management. Mr. Ballard started out his

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career working on multiple international oil and gas projects, most notably with Fluor Corporation.

Mr. Ballard holds a CFA, CMA and a Global MBA in Finance from Thunderbird, School of Global management.

About Energy Recovery
Energy Recovery, Inc. (ERII) is an energy solutions provider to industrial fluid flow markets worldwide. Energy Recovery solutions recycle and convert wasted pressure energy into a usable asset and preserve pumps that are subject to hostile processing environments. With award-winning technology, Energy Recovery simplifies complex industrial systems while improving productivity, profitability, and efficiency within the oil & gas, chemical processing, and water industries. Energy Recovery products save clients more than $1.8 billion (USD) annually. Headquartered in the Bay Area, Energy Recovery has offices in Houston, Ireland, Shanghai, and Dubai. For more information about the Company, please visit www.energyrecovery.com.

Contact

Investor Relations
ir@energyrecovery.com
(510) 746-2512